UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **January 2007**

Commission File No. **0-29328**

ADVANCED PROTEOME THERAPEUTICS CORPORATION

(Translation of registrant's name into English)

BioSquare, 650 Albany Street, Boston, MA 02118
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [**X**] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **N/A**

SUBMITTED HEREWITH

Exhibits

99.1	Interim Consolidated Financial Statements for the Three Months ended October 31, 2006
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended October 31, 2006
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer
99.5	Audited Financial Statements for the period from incorporation on December 12, 2005 to July 31, 2006
99.6	Certification of Chief Executive Officer
99.7	Certification of Chief Financial Officer
99.8	Interim Financial Statements for the period from incorporation on December 12, 2005 to April 30, 2006
99.9	Interim Financial Statements for the period from incorporation on December 12, 2005 to January 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED PROTEOME THERAPEUTICS CORPORATION

Date: February 16, 2007

/s/ Alexander (Allen) Krantz

_____
Name: Alexander (Allen) Krantz
Title: President and Chief Executive Officer

Exhibit 99.1

Interim Consolidated Financial Statements of

ADVANCED PROTEOME THERAPEUTICS CORPORATION

(Formerly Advanced Proteome Therapeutics (Canada) Inc.)
(Expressed in U.S. Dollars)

THREE MONTHS ENDED OCTOBER 31, 2006

Unaudited – prepared by management

<u>NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS</u>

Under National Instrument 51-102, Part 4, subsection 4.3(3), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"W. Benjamin Catalano"

W. Benjamin Catalano
Chief Financial Officer

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

INTERIM CONSOLIDATED BALANCE SHEET
Unaudited – prepared by management
 (Expressed in U.S. Dollars)

	October 31 2006	July 31 2006
	(Unaudited)	
ASSETS		
Current		
Cash and cash equivalents	$ 2,033,172	$ 101,315
Receivables	26,586	15,852
Prepaid expenses	1,994	1,257
Total current assets	2,061,752	118,424
Demand promissory note (Note 5)	-	132,556
Equipment (Note 6)	2,365	2,114
Deferred costs (Note 10)	-	57,271
Patent application and technology (Note 4)	1,077,669	-
Total assets	$ 3,141,786	$ 310,365
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 267,629	$ 88,885
Due to shareholder (Note 4)	142,363	-
Non-controlling interest (Note 4)	800,654	-
Shareholders' equity		
Capital stock (Note 10)		
Authorized: No maximum number of common shares, without par value		
Issued: 52,007,297 (July 31, 2006 - 26,507,297) common shares	9,800,202	8,101,117
Contributed surplus	590,236	505,236
Deficit	(8,459,298)	(8,384,873)
Total shareholders' equity	1,931,140	221,480
Total liabilities and shareholders' equity	$ 3,141,786	$ 310,365

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 9)
Subsequent events (Note 15)

On behalf of the Board:

"Allen Krantz"   Director   _"Ben Catalano"_   Director

The accompanying notes are an integral part of these interim consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
Three months ended October 31, 2006 and 2005

	2006	2005
		(Restated)
Revenues		
Interest income	$ 100	$ 31
Operating expenses		
Amortization of equipment	144	144
General and administration	3,897	2,453
Consulting	9,279	4,248
Professional fees	32,432	16,982
Regulatory filings	15,774	646
Rent	4,030	3,817
Shareholder information	8,969	-
Operating loss before other items and income taxes	(74,525)	(28,290)
Other items		
Gain on settlement of debt (Note 7)	-	38,100
Net income (loss) for the period	$ (74,425)	$ 9,841
Basic and diluted earnings (loss) per common share	$ (0.01)	$ 0.01
Weighted average number of common shares outstanding – basic and diluted	28,510,514	20,007,297

The accompanying notes are an integral part of these interim consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
Three months ended October 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES		
Net income (loss) for the period	$ (74,425)	$ 9,841
Items not affecting cash:		
Amortization of equipment	144	144
Gain on settlement of debt	-	(38,100)
Changes in non-cash working capital items:		
Decrease in receivables	(10,734)	-
Decrease in prepaid expenses	(737)	(955)
Increase (decrease) in accounts payable and accrued liabilities	213,923	(12,102)
Decrease in income and other taxes payable	-	827
Net cash flows provided by (used in) operating activities	128,171	(39,345)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES		
Deferred costs	22,092	-
Due to shareholder	142,363	
Repayment of long-term debt	-	(45,000)
Issuance of common shares, net of share issuance costs	1,784,085	-
Net cash flows provided by (used in) financing activities	1,948,540	(45,000)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		
Demand promissory note	132,556	-
Equipment	(395)	-
Non-controlling interests	800,654	
Patent applications and technology	(1,077,669)	-
Net cash flows used in investing activities	(144,854)	-
Change in cash during the period	1,931,857	(85,345)
Cash, beginning of period	101,315	190,304
Cash, end of period	$ 2,033,172	$ 104,959

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these interim consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
Unaudited – prepared by management
(Expressed in U.S. Dollars)
Three months ended October 31, 2006 and 2005

	Number of Shares	Amount	Contributed Surplus	Deficit	Total
Balance, July 31, 2006	26,507,297	8,101,117	505,236 $	(8,266,291) $	221,480
Issue of common shares for cash	25,000,000	2,224,207			2,224,207
Issue of agents warrants	-	-	85,000	-	85,000
Issue of common shares as a finders' fee	500,000	44,484	-	-	44,484
Share issuance costs	-	(569,606)	-	-	(569,606)
Net loss	-	-	-	(74,425)	(74,425)
Balance, October 31, 2006	52,007,297	$ 9,800,202	$ 590,236	$ (8,271,774) $	1,931,140

	Number of Shares	Amount	Contributed Surplus	Deficit	Total
Balance, July 31, 2005	20,007,297	$ 7,801,123	$ 505,236	$ (8,247,419) $	58,940
Net loss	-	-	-	(9,841)	(9,841)
Balance, October 31, 2005	20,007,297	$ 7,801,123	$ 505,236	$ (8,237,578) $	68,781

The accompanying notes are an integral part of these interim consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2006

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1.   **NATURE AND CONTINUANCE OF OPERATIONS**

The Company was incorporated in British Columbia, Canada on December 12, 2005 under the name Advanced Proteome Therapeutics (Canada) Inc., as a wholly-owned subsidiary of Thrilltime Entertainment International, Inc. ("Thrilltime"). As at July 31, 2006 the Company had no principal business activity. The Company was specifically incorporated for the purpose of completing an acquisition of Advanced Proteome Therapeutics, Inc. ("APTI"), a bio-tech company located in the United States (Note 4). The Company subsequently changed its name, on August 15, 2006, to Advanced Proteome Therapeutics Corporation and completed the acquisition of APTI effective on October 25, 2006 and a plan of arrangement with Thrilltime. The result was the Company acquired a 56% interest in APTI for consideration of $2,045,254 USD ($2,300,000 Cdn) and concurrently exchanged all of the shares of Thrilltime for shares of the Company. As a result the Company was identified as the acquirer pursuant to the business combination, and Thrilltime became the wholly owned subsidiary of the Company. These financial statements have been accounted for as a continuity of interests with Thrilltime.

APTI is a biotechnology company founded to develop and commercialize a platform that is intended to use advanced protein modification technologies to create proprietary human protein pharmaceuticals with enhanced therapeutic properties.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future. The Company generated operating losses in the three months ended October 31, 2006 and fiscal year ended July 31, 2006. The application of the going concern concept is dependent on the Company's ability to obtain a viable operation and receive continued financial support from its shareholder and from external financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

	October 31 2006	July 31 2006
Working capital	$ 1,794,123	$ 29,539
Deficit	(8,459,298)	(8,384,873)

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2006

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Thrilltime Entertainment International, Inc. a Canadian company incorporated under the laws of British Columbia., and Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A.. The accounts of the Company's 56% owned subsidiary, Advanced Proteome Therapeutics, Inc., incorporated under the laws of the State of Deleware, has been consolidated effective the date of its acquisition on October 25, 2006.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which are substantially in accordance with United States generally accepted accounting principles ("U.S. GAAP"), except as disclosed in Note 14. All significant inter-company transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of deposit.

Comparative figures

Certain of the prior periods comparative figures have been reclassified to conform to the presentation adopted for the current period.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Equipment

Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows:

Office equipment   Declining-balance basis at between 20% and 30% per annum

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2006

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2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Deferred costs and share issue costs

Deferred costs consist primarily of corporate finance fees, legal fees and sponsorship fees directly identifiable with raising capital or acquiring a business or assets. These costs are deferred until the issuance of the shares or a completion of a business acquisition to which the costs relate, at which time the costs will be charged against the related capital stock or asset or charged to operations if the transactions are not completed.

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Patent applications and technology

The costs incurred to acquire options and/or rights to technologies and also the costs to register patents on these technologies have been capitalized and will be amortized over the estimated useful lives of the technology commencing upon its commercial release.

Research costs are expensed as incurred. Development costs are expensed as incurred except when the costs associated with the process are clearly identifiable, the Company has indicated its intention to use the process and funding for continued development is available. In these circumstances, the costs are deferred and amortized on a systematic basis.

Management continuously assesses the recoverability of the Company's technology. When management believes that the Company will no longer pursue an option, patent or right, or if management concludes that it is recorded at an amount in excess of its net recoverable amount, the cost associated with the option, patent or right is written off or written down

Stock-based compensation

Stock options and direct awards of stock granted to employees and non-employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. The Company issues shares and share options under its share-based compensations plans. Any consideration paid upon exercise of the share options or purchase of shares is credited to share capital.

The Company has adopted the fair value based method of accounting for all stock-based compensation.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2006

---

3.   SHARE EXCHANGE AGREEMENT

Effective October 25, 2006 the Company acquired 100% of the outstanding common shares of Thrilltime and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc.. The Company exchanged 52,007,297 common shares of the Company for all of the issued and outstanding common shares of Thrilltime.

For accounting purposes, the share exchange is accounted for by combining the net book value of the assets, liabilities and shareholders' equity of the Company and Thrilltime. The exchange of shares does not result in a revaluation of the net assets and liabilities of the companies since there is no change in the overall control of the companies involved. These interim consolidated financial statements are based on the assumption that the companies were combined for the prior and current accounting periods.

4.   BUSINESS COMBINATION AND NON-CONTROLLING INTEREST

Effective October 25, 2006 the Company acquired 56% of the outstanding common shares of APTI for consideration in the amount of $2,045,254 USD ($2,300,000 Cdn), comprising a cash payment of $1,779,518 USD ($2,000,000 Cdn) and the conversion of a demand promissory note (Note5) in the amount of $265,736 USD ($300,000 Cdn).

The acquisition has been accounted for by the purchase method and the operations of APTI have been included in the interim consolidated financial statements from the date of acquisition.

The purchase price was allocated as follows:

Cash	$	38,957
Equipment		396
Deferred charges		86,250
Patent applications and technology		1,077,669
Accounts payable and accrued liabilities		(83,495)
Promissory note payable		(176,760)
Due to shareholder		(142,363)
Non-controlling interest		(800,654)
	$	2,045,254

5.   DEMAND PROMISSORY NOTE

On May 25, 2006 the Company entered into a letter of intent with APTI, which was completed on October 25, 2006 (Note 4). Pursuant with the letter of intent the Company agreed to loan APTI up to $300,000 Cdn. As at July 31, 2006 the demand promissory note of $132,556 USD ($150,000 Cdn) was advanced to APTI, bore interest at 1% per annum, was secured by a promissory note and was due on demand. The note was convertible to 4,000,000 shares of APTI subject to certain conditions. As at October 25, 2006 a further $44,204 USD ($50,000 Cdn) and $89,260 USD ($100,000 Cdn) was advanced and the note was applied to the purchase price of the acquisition of APTI (Note 4).

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2006

6.   **EQUIPMENT**

October 31, 2006		Cost		Accumulated Amortization		Net Book Value
Office equipment	$	16,424	$	14,058	$	2,366

July 31,2006		Cost		Accumulated Amortization		Net Book Value
Office equipment	$	16,028	$	13,914	$	2,114

7.   **LONG-TERM DEBT**

Note payable bearing interest at 5% per annum

A promissory note in the principal sum of $ 60,000, as at July 31, 2005 was due on demand and bore interest at 18% per annum. During the fiscal year ended July 31, 2006 the Company settled the long-term debt of $60,000 and all accrued interest of $23,100 by way of a one-time payment of $ 45,000, resulting in a gain of $ 38,100.

8.   **SEGMENTED INFORMATION**

The Company currently conducts substantially all of its operations in the United States in one business segment.

9.   **COMMITMENTS AND CONTINGENCIES**

In addition to the commitments and contingencies disclosed elsewhere in these financial statements, the Company has aggregate office lease and estimated lease cost commitments approximately as follows:

2007	$	3,174
2008		1,057
	$	4,231

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2006

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10.   CAPITAL STOCK

Share issuances

Concurrent with, and as a condition precedent to a plan of arrangement with its wholly-owned subsidiary, on October 24, 2006 Thrilltime completed a brokered and non-brokered private placement of 25,000,000 units at a price of $0.10 Cdn per unit for gross proceeds of $ 2,224,207 USD ($2,500,000 Cdn). Each unit is comprised of one common share and one-half share purchase warrant, each warrant exercisable at a price of $0.15 Cdn per share for a period of one year. A cash commission of 8% ($177,936 USD) was paid to the selling agent and the selling group, and to finders on the non-brokered portion at closing. The agent was also issued 3,440,367 agent's warrants for its services at a deemed value of $85,000 USD, exercisable into one common share of the Company at a price of $0.10 Cdn per unit for a period of one year. Thrilltime paid $35,590 USD ($40,000 Cdn) in expenses relating to this transaction and issued 500,000 common shares of the Company as sponsorship fees at a deemed value of $ 0.10 Cdn per share ($ 44,485 USD ($50,000 Cdn)).

As at July 31, 2006 the Thrilltime had incurred $57,271 USD of deferred costs in connection with these transactions.

Effective October 25, 2006, the Company completed its acquisition of APTI (Note 4). The result was that the Company acquired a 56% interest in APTI and concurrently exchanged 52,007,297 of the shares of the Company for shares of Thrilltime. As a result of the share exchange agreement (Note 3), Thrilltime has become a wholly owned subsidiary of the Company. These and future financial statements of the Company will be accounted for as a continuity of interests in the name of the Company.

Stock options

The Company has a stock option plan ("the Plan") that allows the directors to grant stock options to purchase up to a total of 3,407,850 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of $0.10 Cdn per share, and the maximum term of each stock option may not exceed five years. Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time. Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2006

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10.   **CAPITAL STOCK** (cont'd…)

Stock options (cont'd…)

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number Of Options		Weighted Average Exercise Price
Balance, July 31, 2005	1,900,000		0.10 Cdn
Expired or cancelled	(1,900,000)		(0.10) Cdn
Balance, July 31, 2006 and October 31, 2006	Nil	$	Nil
Number of options currently exercisable	Nil	$	Nil

During the fiscal year ended July 31, 2006, all options expired unexercised.

Stock options to purchase shares from the Company are granted to directors and employees of the Company on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada, in particular the TSX Venture Exchange (TSX-V).

Warrants

As at October 31, 2006 the following warrants were outstanding:

	Number Of Warrants		Weighted Average Exercise Price
Balance, July 31, 2006, expiring November 25, 2006	3,000,000	$	0.10 Cdn
Issued pursuant to private placement, expiring October 24, 2007	12,500,000		(0.15) Cdn
Agents warrants, expiring October 24, 2007	3,440,367		0.10 Cdn
Balance, October 31, 2006	18,940,367	$	0.11 Cdn

2,966,667 warrants were exercised subsequent to October 31, 2006 for proceeds of $ 296,667 Cdn.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2006

11.   **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

Supplemental cash flow disclosure and non-cash financing and investing activities are as follows:

	July 31, 2006	July 31, 2005
Interest paid	$ -	$ -
Income taxes paid	-	-

The significant non-cash transactions for the period ended October 31, 2006 consisted of :

a)   The issuance of 500,000 common shares valued at $44,484 USD ($50,000 Cdn) as a sponsor fee relating to the private placement of 25,000,000 units.

b)   The issuance of 3,440,367 agent's warrants valued at $ 85,000 USD ($95,540 Cdn) for services related to the private placement of 25,000,000 units,

12.   **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash, receivables, demand promissory note, accounts payable and accrued liabilities, the carrying values of which approximate fair value due to the immediate or short-term maturity of these financial instruments.   Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility in those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

13.   **RELATED PARTY TRANSACTIONS**

The Company entered into the following transactions with related parties:

During the three month period ended October 31, 2006 the Company paid or accrued $9,279, (2005 - $4,248) to a director and officer for consulting.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2006

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14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting practices under Canadian and United States generally accepted accounting principles ("GAAP"), as they affect the Company are substantially the same except for the following:

Convertible securities

Under Canadian GAAP, convertible securities are split into their liability and equity components based on their fair values at the time of issuance. Subsequent to initial recognition, the implied debt discount is recognized as additional interest expense over the term to maturity. Under U.S. GAAP , the intrinsic value of the embedded beneficial conversion feature of convertible securities issued with a non-detachable conversion feature that are in-the-money at the date of issuance is allocated to additional paid-in capital. The amount allocated is to be accounted for as additional interest expense over the minimum period in which the holder can realize its return. The beneficial conversion option on previously issued convertible debt at the date of its issuance was $975,000. The deemed discount attributable to this beneficial conversion option was amortized to interest expense over the period to the first conversion date.

As a result of these differences and settlement of the convertible securities, the value of share capital issued on conversion of convertible securities in 1999 would be increased by $9,000, the contributed surplus from the discharge component of the convertible securities for the three months ended October 31, 2006, would increase by $479,619 (July 31, 2006 - $479,619) and deficit at October 31, 2006 would increase by $479,619 (July 31, 2006 - $479,619).

Differences affecting the Company's financial statements are summarized as follows:

	October 31 2006	July 31 2006
Income (loss) for the period under U.S. and Cdn. GAAP	$ (74,425)	$ (137,454)
Earnings (loss) per common share under U.S. and Cdn. GAAP	$ (0.01)	$ (0.01)

(Expressed in U.S. Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Convertible securities (cont'd…)

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP
October 31, 2006			
Issued share capital	$ 9,800,202	$ 9,000	$ 9,809,202
Contributed surplus	590,236	479,619	1,069,855
	10,390,438	488,619	10,879,057
Deficit, beginning of period	(8,384,873)	(479,619)	(8,864,792)
Income (loss) for the period	(74,425)	-	(74,425)
Deficit, end of period	(8,459,298)	(479,619)	(8,938,917)
Shareholders' equity	$ 1,931,140	$ 9,000	$ 1,940,140

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP
July 31, 2006			
Issued share capital	$ 8,101,117	$ 9,000	$ 8,110,117
Contributed surplus	505,236	479,619	984,855
	8,606,353	488,619	9,094,972
Deficit, beginning of year	(8,247,419)	(479,619)	(8,727,038)
Income for the year	(137,454)	-	(137,454)
Deficit, end of year	(8,384,873)	(479,619)	(8,864,492)
Shareholders' equity	$ 221,480	$ 9,000	$ 230,480

There were no differences affecting the Company's statement of cash flows for three months ended October 31, 2006 or the fiscal year ended July 31, 2006.

15. SUBSEQUENT EVENTS

2,966,667 warrants were exercised subsequent to October 31, 2006 for proceeds of $ 296,667 Cdn.

Exhibit 99.2

ADVANCED PROTEOME THERAPEUTICS CORPORATION

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended October 31, 2006

October 31, 2006

The following discussion and analysis should be read in conjunction with the financial statements and notes for the three months ended October 31, 2006 accompanying this report. All monetary amounts, unless otherwise indicated, are expressed in United States dollars. Additional information relating to the Company, including the Annual Information Form and other regulatory filings, can be found on the SEDAR website at www.sedar.com

Forward-Looking Statements

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "propose", "anticipate", "believe", "forecast", "estimate", "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Overview

APT is a biotechnology company founded to develop and commercialize a new, promising technology platform that is intended for the chemical modification of protein therapeutics. The platform anticipates important practical applications in the field of protein therapeutics by producing novel protein conjugates (therapeutic proteins whose properties are modified and further enhanced by chemically attached entities). APT's technology involves a way of potentially using proprietary ensembles of molecules to site-selectively modify therapeutic proteins to improve critical properties, i.e., duration of action. Such a "chemoselective" methodology has heretofore been lacking in the fields of chemistry and biochemistry.

APT intends to use advanced protein modification technologies to create proprietary human protein pharmaceuticals with enhanced therapeutic properties. Most protein pharmaceuticals are rapidly eliminated by the body, which limit their effectiveness and require that they be administered by frequent, often daily, injection. By selectively attaching life-time enhancing entities to therapeutic proteins, APT products will be designed to last longer in the body. This feature will allow them to be administered less frequently, such as once per week to once per month, and maximize their therapeutic benefits to patients. Historically, loss of biological activity and product heterogeneity have been the two most common problems encountered in the development of long-acting protein pharmaceuticals. The targeted protein modification technologies used by APT is intended to overcome these problems.

During this quarter the Company has been engaged in transitional activities involving relocation to laboratories in Boston, Massachusetts and recruitment of laboratory scientists. The Company has identified laboratory and office space at the Boston University Discovery and Innovation Center, 650 Albany Street, Boston, MA 02118 and plans to occupy the facility beginning January 1, 2007. Consistent with this objective, the quarter has been devoted to recruitment of core laboratory personnel, maintenance of intellectual property filings and relocating business operations to the Boston area.

To the extent possible, management endeavors to implement strategies aimed at reducing or mitigating the risks and uncertainties associated with the Company's business. Operating risks include (i) market acceptance of the Company's technology and products, (ii) the Company's ability to obtain and enforce timely patent protection of its technology and products, (iii) the Company's ability to manufacture its products cost effectively; (iv) the competitive environment and impact of technological change, and (v) the continued availability of capital to finance the Company's activities.

Critical Accounting Policies and Estimates

The attached consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of business. The appropriateness of the going concern assumption is dependent upon the Company's ability to generate future profitable operations and/or generate continued financial support in the form of share issuances. The Company plans to issue more securities at such time as it believes additional capital could be obtained on favorable terms; however, there can be no assurance that such funds can be available on favorable terms, if at all.

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly-owned US subsidiary, Advanced Proteome Therapeutics Inc..

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

Equipment

Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows:

Office equipment   Declining-balance basis at between 20% and 30% per annum

Patent application and technology

The costs incurred to acquire options and/or rights to medical technologies and also the costs to register patents on these technologies have been capitalized and will be amortized over the estimated useful lives of the technology commencing upon its commercial release.

Research costs are expensed as incurred. Development costs are expensed as incurred except when the costs associated with the process are clearly identifiable, the Company has indicated its intention to use the process and funding for continued development is available. In these circumstances, the costs are deferred and amortized on a systematic basis.

Management continuously assesses the recoverability of the Company's technology. When management believes that the Company will no longer pursue an option, patent or right, or if management concludes that it is recorded at an amount in excess of its net recoverable amount, the cost associated with the option, patent or right is written off or written down.

Stock option plan

All The Company has a stock option plan ("the Plan") that allows the directors to grant stock options to purchase up to 10% of issued and outstanding totalling 5,200,729 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $0.10 per share, and the maximum term of each stock option may not exceed five years. Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time. Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

Share issue costs and deferred costs

Deferred costs consist primarily of corporate finance fees, legal fees and sponsorship fees directly identifiable with raising capital or acquiring a business or assets. These costs are deferred until the issuance of the shares or a completion of a business acquisition to which the costs relate, at which time the costs will be charged against the related capital stock or asset or charged to operations if the transactions are not completed.

Future income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Financial instruments

The Company has various financial instruments including cash, receivables, payables and accruals, interest bearing advances and capital leases. It was not practicable to determine the fair value of the advances as there are no specified terms of repayment. The carrying value of all other financial instruments approximates their fair value.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Outstanding Share Data

The authorized share capital of Advanced Proteome Therapeutics Corporation is an unlimited number of common shares, without par value. At October 31, 2006 31 there were 52,007,297 shares outstanding (July 31, 2006: 26,507,297). There are 18,940,367 common shares allocable for issuance upon the exercise of common share purchase warrants (July 31, 2006: 3,000,000) and no common shares granted for issuance upon the exercise of stock options.

Results of Operations

Net Loss

The consolidated net loss for the three months ended October 31, 2006, was ($74,725) or ($0.01) per share as compared with a net income of $9,841 or $0.01 per share for the comparative period in 2005. The prior year's gain resulted from a settlement of debt and associated interest in the amount of $38,100.

General and administrative expenses

General and Administrative Expenses were $74,525 for the three months ended October 31, 2006, compared with $29,280 for the three months ended October 31, 2005.

Amounts by major sub-category are as follows:

	2006	2005
Amortization of equipment	$ 144	$ 144
General and administration	3,897	2,453
Consulting	9,279	4,248
Professional fees	32,432	16,982
Regulatory filings	15,774	646
Rent	4,030	3,817
Shareholder information	8,969	-
	$ 74,525	$ 29,280

Depreciation and Amortization

Amortization expense relates to the amortization of equipment. For the three months ended October 31, 2006, amortization expense was $144, compared with $144 for the three months ended October 31, 2005

Related Parties

The Company entered into the following transactions with related parties:

During the three month period ended October 31, 2006 the Company paid or accrued $9,279 (2005 - $4,248) to a director and officer for consulting.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Liquidity and Capital Resources

Advanced Proteome Therapeutics Corporation has financed activities, operations and capital expenditures primarily from public and private equity and repayable loans. Until the Company receives substantial revenue from product sales, it plans to issue more securities at such time as it believes additional capital could be obtained on favourable terms. However, there can be no assurance that such funds can be available on favourable terms, if at all.

As at October 31, 2006, the Company had cash and cash equivalents of $2,033,172 and working capital of $1,794,123. This compares with cash and cash equivalents of $101,315 and a working capital position of $29,539 at July 31, 2006.

Cash provided by the issuance of new shares during the three months ended October 31, 2006 was $1,784,085.

Subsequent to October 31, 2006 the Company received an additional $ 299,967 Cdn pursuant to the exercise of outstanding warrants.
The Company believes that cash flows from operations and funds on hand will be sufficient to fund its cash requirements through 2007. However, the Company plans to issue more securities at such time as it believes additional capital could be obtained on favourable terms. There can be no assurance that such funds can be available on favourable terms, if at all. The Company has no material commitments.

Commitments

Financing Risks

History of Losses - The Issuer has been in a cumulative net loss position throughout its operating history. The Issuer's limited operating history makes it difficult to evaluate the future financial prospects of its business. There is no assurance that the Issuer will grow or be profitable or that the Issuer will have earnings or significant improvement in its cash flow from operations in the future. The future earnings on and cash flow from operations are dependent on the Issuer's ability to further develop and sell its products and the Issuer's operational expenses. Management expects that the Issuer will continue to have high levels of operating expenses, since the Issuer needs to make significant up-front expenditures for product development, and corporate development activities. Management anticipates that the operating losses for the Issuer may continue until such time as the Issuer consistently generates sufficient revenues to support operations.

Need for Additional Financing - The implementation of the Issuer's business plan requires significant capital outlays and operating expenditures over the next several years. There can be no assurance that additional financing will be available to the Issuer when needed, on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed would have a material adverse effect on the Issuer. Further, any additional equity financing may involve substantial dilution to the Issuer's then existing shareholders. Debt financing, if available, may involve onerous obligations, monetary or otherwise. If adequate funds are not available, the Issuer may obtain funds through arrangements with strategic partners or others who may require the Issuer to relinquish rights to certain technologies, any of which could adversely affect its business, financial condition and results of operations.

Product Risks

Uncertain Demand for Products - Demand for pharmaceutical products is dependent on a number of social, political and economic factors that are beyond the control of the Issuer. The healthcare industry is likely to continue to change as the public, government, medical practitioners, and the pharmaceutical industries focus on ways to expand medical coverage while controlling the growth in healthcare costs. While the Issuer believes that demand for pharmaceutical products will continue to grow, there is no assurance that such demand will exist or that the Companies products will be purchased to satisfy that demand.

Dependence on Development of New Products - New technological or product developments in the pharmaceutical industry may render the Issuer's products obsolete or reduce their value. The Issuer's future prospects are highly dependent on its ability to develop new products that address new technologies and achieve market acceptance. There can be no assurance that the Issuer will be successful in these efforts.

Summary of Quarterly Results

The following table sets out selected consolidated quarterly information for the three months ended October 31, 2006 and the previous eight quarters of 2005 and 2004:

Quarter Ended 2006	October 31 $	July 31 $	April 30 $	January 31 $
Revenue	100	780	8,640	1,080
Loss	(74,425)	(36,551)	(58,213)	(52,531)
Loss per common share	(0.01)	(0.01)	(0.01)	(0.01)
Quarter Ended 2005	October 31 $	July 31 $	April 30 $	January 31 $
Revenue	31	50,121	391,091	243,813
Income (loss)	9,841	(127,514)	(44,681)	(145,843)
Loss per common share	0.01	(0.01)	(0.01)	(0.01)
Quarter Ended 2004	October 31 $	July 31 $	April 30 $	January 31 $
Revenue	440,193	646,133	442,993	170,811
Loss	(45,202)	(130,640)	(34,647)	(150,612)
Loss per common share	(0.01)	(0.01)	(0.01)	(0.01)

ADVANCED PROTEOME THERAPEUTICS CORPORATION

CORPORATE DATA

October 31, 2006

HEAD OFFICE

Advanced Proteome Therapeutics Corporation
Bio Square, 650 Albany Street
Boston, Massachusetts USA 02118
Tel: (415) 722-1209
Fax: (415) 440 6516
Email**: akrantz@ix.netcom.com**

SOLICITOR

Lang Michener, LLP
Attention: David Cowan
Royal Centre, 1055 West Georgia
Street, Suite 1500
PO Box 11117
Vancouver, BC Canada   V6E 4N7

REGISTRAR & TRANSFER AGENT

Computershare Inc.
510 Burrard Street
Vancouver , B. C.,
Canada V6C 3B9

AUDITORS

Davidson and Company, LLP
1200 – 609 Granville Street
P.O.Box 10372, Pacific Centre
Vancouver, BC V7Y1G6

**DIRECTORS
AND
OFFICERS**

Dr. Allen Krantz	President **,** CFO, Secretary & Director
Ben Catalano	Director
Martin Woodward	Director
Robert Bender	Director
Dr, Gary Hayes	Director

INVESTOR CONTACTS

Dr. Allen Krantz
APT Corporation
Tel: (415)722-1209
Email: akrantz@ix.netcom.com

CAPITALIZATION

Authorized:	No Maximum without par value
Issued:	52,007,297
Escrow:	0
Options:	0
Warrants:	18,940,367

LISTINGS

TSX Venture Exchange
Trading Symbol: V.APC
CUSIP #: 552692

Exhibit 99.3

FORM 52-109F2

Certification of Interim Filings

I, Alexander (Allen) Krantz, the Chief Executive Officer of Advanced Proteome Therapeutics Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Advanced Proteome Therapeutics Corporation (the "Issuer") for the interim period ending October 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 27, 2007

"*Alexander (Allen) Krantz*"
Alexander (Allen) Krantz
Chief Executive Officer

1400395.1

Exhibit 99.4

FORM 52-109F2

Certification of Interim Filings

I, Alexander (Allen) Krantz, the Acting Chief Financial Officer of Advanced Proteome Therapeutics Corporation, certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Advanced Proteome Therapeutics Corporation (the "Issuer") for the interim period ending October 31, 2006;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.   The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 27, 2007

"*Alexander (Allen) Krantz*"
Alexander (Allen) Krantz
Chief Financial Officer

1400393.1

Exhibit 99.5

ADVANCED PROTEOME THERAPEUTICS CORPORATION

(Formerly Advanced Proteome Therapeutics (Canada) Inc.)
(Expressed in U.S. Dollars)

FINANCIAL STATEMENTS

FROM INCORPORATION ON DECEMBER 12, 2005 TO JULY 31, 2006

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)
BALANCE SHEET
(Expressed in U.S. Dollars)

	July 31, 2006
LIABILITIES AND SHAREHOLDER'S DEFICIENCY	
Current	
Due to related party (Note 5)	$ 1,165
Total liabilities	1,165
Shareholder's deficiency	
Capital stock	
Authorized: Unlimited number of common shares, without par value	
Issued: 1 common share	1
Deficit	(1,166)
Total shareholder's deficiency	(1,165)
Total liabilities and shareholder's deficiency	$ -

Nature and continuance of operations (Note 1)
Subsequent event (Note 8)

On behalf of the Board:

"W. Benjamin Catalano"   Director   *"Martin Woodward"*   Director

The accompanying notes are an integral part of these financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)
STATEMENT OF OPERATIONS AND DEFICIT
(Expressed in U.S. Dollars)

	From Incorporation on December 12, 2005 to July 31, 2006
Expense	
Professional fees	$ 1,166
Net loss, being deficit at end of period	$ (1,166)
Basic and diluted loss per common share	$ (1,166)
Weighted average number of common shares outstanding	1

The accompanying notes are an integral part of these financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)
STATEMENT OF CASH FLOW
(Expressed in U.S. Dollars)

	From Incorporation on December 5, 2005 to July 31, 2006
CASH FLOWS USED IN OPERATING ACTIVITIES	
Net loss for the period	$ (1,166)
Net cash flows used in operating activities	(1,166)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common share	1
Advance from related party	1,165
Net cash flows provided by financing activities	1,166
Change, being cash, end of period	$ -

Supplemental disclosure with respect to cash flows (Note 3)

The accompanying notes are an integral part of these financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly Advanced Proteome Therapeutics (Canada) Inc.)
NOTES TO THE FINANCIAL STATEMENTS
July 31, 2006
(Expressed in U.S. Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in British Columbia, Canada on December 12, 2005 under the name Advanced Proteome Therapeutics (Canada) Inc.. As at July 31, 2006 the Company had no principal business activity. The Company was specifically incorporated for the purpose of completing an acquisition of Advanced Proteome Therapeutics, Inc. ("APTI"), a bio-tech company located in the United States (Note 8). The Company subsequently changed its name, on August 15, 2006, to Advanced Proteome Therapeutics Corporation and completed the acquisition effective on October 25, 2006 (Note 8).

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and on a going concern basis, which assumes the realization of assets and the liquidation of liabilities in the normal course of business. The Company has no principal business activity and has a working capital deficiency of $ 1,165. These factors cause uncertainty as to the Company's ability to continue as a going concern. The application of the going concern concept is dependent on the Company's ability to obtain a viable operation and receive continued financial support from its shareholder and from external financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments.

These financial statements do not include any adjustments relating to the classification of liabilities that may be necessary should the Company be unable to continue in existence.

	July 31, 2006
Working capital deficiency	$ (1,165)
Deficit	(1,166)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates.

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the period presented there were no dilutive instruments.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

3. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental cash flow disclosure and non-cash financing and investing activities are as follows:

	July 31, 2006
Interest paid	$ -
Income taxes paid	-

There were no significant non-cash transactions for the period from incorporation on December 12, 2005 to July 31, 2006.

4. FINANCIAL INSTRUMENTS

The Company's financial instrument consists of an amount due to a related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant exchange interest or credit risks arising from this financial instrument. The fair value of this financial instrument approximates carrying value, unless otherwise noted.

5. DUE TO RELATED PARTY

Due to related party consists of an amount due to the Company's sole shareholder, Thrilltime Entertainment International, Inc. ("Thrilltime"). This amount is non-interest bearing and carries no fixed terms of repayment.

6. SEGMENTED INFORMATION

The Company currently conducts substantially all of its activities in Canada in one business segment.

(Expressed in U.S. Dollars)

7. INCOME TAXES

The Company does not have any income tax liabilities during the current period and, accordingly, no income taxes are recorded. The potential income tax benefits associated with losses incurred by the Company have not been recorded in the accounts as future taxation as they are offset by valuation reserves due to uncertainty of utilization of tax losses. These losses may be available to reduce taxable income in the future years.

Loss for the period	$ (1,166)

Expected income tax recovery	$ 400
Unrecognized benefit of operating loss carryforward	(400)
Total income tax recovery	$ -

Future income taxes result principally from temporary differences in the recognition of loss carry forwards and expense items for financial and income tax reporting purposes. Significant components of the company's future tax assets as of July 31, 2006 are as follows:

Future income tax assets	
Non-capital loss	$ 400
Valuation allowance for future income tax assets	(400)
Balance, July 31, 2006	$ -

8. SUBSEQUENT EVENT

Effective October 25, 2006, the Company completed its acquisition of APTI and plan of arrangement with Thrilltime. The result was the Company acquired a 56% interest in APTI for consideration of $2,300,000 Cdn. and concurrently exchanged all of the shares of Thrilltime for shares of the Company. As a result, Thrilltime has become a wholly owned subsidiary of the Company. Future financial statements of the Company will be accounted for as a continuity of interests with Thrilltime. As at July 31, 2006 Thrilltime paid $25,000 Cdn. for expenses relating to this transaction and is also required to pay $ 15,000 Cdn. and issue 500,000 common shares (issued) as sponsorship fees, subject to certain conditions which were met subsequent to July 31, 2006.

Concurrent with, and as a condition precedent to the acquisition, on October 24, 2006, Thrilltime completed a brokered and non-brokered private placement of 25,000,000 units at a price of $0.10 Cdn. per unit for gross proceeds of $2,500,000 Cdn.. Each unit is comprised of one common share and one-half share purchase warrant, each warrant exercisable at a price of $0.15 Cdn. per share for a period of one year. A cash commission of 8% was paid to the selling agent and the selling group, and to finders on the non-brokered portion at closing. The agent was also issued 3,440,367 agent's warrants for its services, exercisable into one common share of the Company at a price of $0.10 Cdn. per unit for a period of one year and received a work fee of $10,000 Cdn.

Exhibit 99.6

Form 52-109F1

Certification of Annual Filings

I, Alexander (Allen) Krantz, the Chief Executive Officer of Advanced Proteome Therapeutics Corporation, certify that:

1.   I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Advanced Proteome Therapeutics Corporation (the issuer) for the period ending July 31, 2006;

2.   Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.   Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c)   evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.   I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 28, 2006.

"Alexander (Allen) Krantz"
Alexander (Allen) Krantz,
Chief Executive Officer

Exhibit 99.7

Form 52-109F1

Certification of Annual Filings

I, Alexander (Allen) Krantz, the Acting Chief Financial Officer of Advanced Proteome Therapeutics Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Advanced Proteome Therapeutics Corporation (the issuer) for the period ending July 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 28, 2006.

"Alexander (Allen) Krantz"
Alexander (Allen) Krantz,
Acting Chief Financial Officer

Exhibit 99.8

ADVANCED PROTEOME THERAPEUTICS CORPORATION

FINANCIAL STATEMENTS

FROM INCORPORATION ON DECEMBER 12, 2005 TO APRIL 30, 2006

(Unaudited – prepared by Management)

ADVANCED PROTEOME THERAPEUTICS CORPORATION
BALANCE SHEET
 (Unaudited – prepared by management)

	April 30, 2006
LIABILITIES AND SHAREHOLDER'S DEFIENCY	
Current	
Due to related party (Note 5)	$ 1,165
Total liabilities	1,165
Shareholder's deficiency	
Capital stock	
Authorized: Unlimited number of common shares, without par value	
Issued: 1 common shares	1
Deficit	(1,166)
Total shareholder's deficiency	(1,165)
Total liabilities and shareholder's deficiency	$ -

Nature and continuance of operations (Note 1)
Subsequent event (Note 8)

On behalf of the Board:

*"Alexander (Allen) Krantz"*_____ Director   *"W. Benjamin Catalano"*_____ Director

The accompanying notes are an integral part of these financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited – prepared by management)

	Fiscal quarter ended April 30, 2006	From Incorporation on December 12, 2005 to April 30, 2006
Expense		
Professional fees	$ -	$ 1,166
Net loss, being deficit at end of period	$ -	$ (1,166)
Basic loss per common share	$ -	$ (1,166)
Weighted average number of common shares outstanding	1	1

The accompanying notes are an integral part of these financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
STATEMENT OF CASH FLOW
(Unaudited – prepared by management)

	Fiscal quarter ended April 30, 2006	From Incorporation on December 5, 2005 to April 30, 2006
CASH FLOWS USED IN OPERATING ACTIVITIES		
Net loss for the period	$ -	$ (1,166)
Net cash flows provided by used in operating activities	-	(1,166)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common share	-	1
Advance from related party		1,165
Net cash flows provided by financing activities	-	1,166
Change, being cash, end of period	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 3)

The accompanying notes are an integral part of these financial statements.

1.   NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in British Columbia, Canada on December 12, 2005 under the name Advanced Proteome Therapeutics (Canada) Inc.. As at April 30, 2006 the Company had no principal business activity. The Company was specifically incorporated for the purpose of completing an investment in Advanced Proteome Therapeutics, Inc. ("APTI"), a bio-tech company located in the United States (Note 8). The Company subsequently changed its name, on August 15, 2006, to Advanced Proteome Therapeutics Corporation and completed the investment effective on October 25, 2006 (Note 8).

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and on a going concern basis, which assumes the realization of assets and the liquidation of liabilities in the normal course of business. The Company has no principal business activity and has a working capital deficiency of $ 1,165. These factors cause uncertainty as to the Company's ability to continue as a going concern. If the going concern presumption is not appropriate then assets may be realized at amounts significantly lower than the current carrying value. The application of the going concern concept is dependent on the Company's ability to obtain a viable operation and receive continued financial support from its shareholder and from external financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments.

These financial statements do not include any adjustments relating to the classification of liabilities that may be necessary should the Company be unable to continue in existence.

	April 30, 2006
Working capital deficiency	$ (1,165)
Deficit	(1,166)

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates.

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the periods presented there were no dilutive instruments.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

3. **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

Supplemental cash flow disclosure and non-cash financing and investing activities are as follows:

	April 30, 2006
Interest paid	$ -
Income taxes paid	-

There were no significant non-cash transactions for the period from incorporation on December 12, 2005 to April 30, 2006.

4. **FINANCIAL INSTRUMENTS**

The Company's financial instrument consists of an amount due to a related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant exchange interest or credit risks arising from this financial instrument. The fair value of this financial instrument approximates carrying value, unless otherwise noted.

5. **DUE TO RELATED PARTY**

Due to related party consists of an amount due to the Company's sole shareholder, Thrilltime Entertainment International, Inc. ("Thrilltime"). This amount is non-interest bearing and carries no fixed terms of repayment.

6. **SEGMENTED INFORMATION**

The Company currently conducts substantially all of its activities in Canada in one business segment.

7.   **INCOME TAXES**

The Company does not have any income tax liabilities during the current period and, accordingly, no income taxes are recorded. The potential income tax benefits associated with losses incurred by the Company have not been recorded in the accounts as future taxation as they are offset by valuation reserves due to uncertainty of utilization of tax losses. These losses may be available to reduce taxable income in the future years.

Canadian basic statutory rate	34%

Future income taxes result principally from temporary differences in the recognition of loss carry forwards and expense items for financial and income tax reporting purposes. Significant components of the company's future tax assets as of April 30, 2006 are as follows:

Future income tax assets

Non-capital loss	$ 400
Valuation allowance for future income tax assets	(400)
Balance, April 30, 2006	$ -

8.   **SUBSEQUENT EVENT**

Effective October 25, 2006, the Company completed its investment in APTI and plan of arrangement with Thrilltime. The result was the Company acquired a 56% interest in APTI for consideration of $2,300,000 and concurrently exchanged all of the shares of Thrilltime for shares of the Company. As a result, Thrilltime has become a wholly owned subsidiary of the Company.   Future financial statements of the Company will be accounted for as a continuity of interests with Thrilltime.

Concurrent with, and as a condition precedent to the investment, on October 24, 2006, Thrilltime completed a brokered and non-brokered private placement of 25,000,000 units at a price of $0.10 per unit for gross proceeds of $2,500,000. Each unit comprised one common share and one-half share purchase warrant, each warrant exercisable at a price of $0.15 per share for a period of one year. A cash commission of 8% was paid to the selling agent and the selling group, and to finders on the non-brokered portion at closing. The agent and members of the selling group were also issued agent's warrants equivalent to 15% of the units placed for its services, exercisable into one common share of the Company at a price of $0.10 per unit for a period of one year. The Agent also received a work fee of $10,000.

Exhibit 99.9

ADVANCED PROTEOME THERAPEUTICS CORPORATION

FINANCIAL STATEMENTS

FROM INCORPORATION ON DECEMBER 12, 2005 TO JANUARY 31, 2006

(Unaudited – prepared by Management)

ADVANCED PROTEOME THERAPEUTICS CORPORATION
BALANCE SHEET
 (Unaudited – prepared by management)

	January 31, 2006
LIABILITIES AND SHAREHOLDERS' DEFICIENCY	
Current	
Due to related party (Note 5)	$ 1,165
Total liabilities	1,165
Shareholder's deficiency	
Capital stock	
Authorized: Unlimited number of common shares, without par value	
Issued: 1 common shares	1
Deficit	(1,166)
Total shareholder's deficiency	(1,165)
Total liabilities and shareholder's deficiency	$ -

Nature and continuance of operations (Note 1)
Subsequent event (Note 8)

On behalf of the Board:

"Alexander (Allen) Krantz"   Director   *"W. Benjamin Catalano"*   Director

The accompanying notes are an integral part of these financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited – prepared by management)

	Fiscal quarter ended January 31, 2006	From Incorporation on December 12, 2005 to January 31, 2006
Expense		
Professional fees	$ -	$ 1,166
Net loss, being deficit at end of period	$ -	$ (1,166)
Basic loss per common share	$ -	$ (1,166)
Weighted average number of common shares outstanding	1	1

The accompanying notes are an integral part of these financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
STATEMENT OF CASH FLOW
(Unaudited – prepared by management)

	Fiscal quarter ended January 31, 2006	From Incorporation on December 5, 2005 to January 31, 2006
CASH FLOWS FROM USED IN OPERATING ACTIVITIES		
Net loss for the period	$ -	$ (1,166)
Net cash flows used in operating activities	-	(1,166)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common share	-	1
Advance from related party	-	1,165
Net cash flows provided by financing activities	-	1,166
Change, being cash, end of period	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 3)

The accompanying notes are an integral part of these financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited – prepared by management)
January 31, 2006

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in British Columbia, Canada on December 12, 2005 under the name Advanced Proteome Therapeutics (Canada) Inc.. As at July 31, 2006 the Company had no principal business activity. The Company was specifically incorporated for the purpose of completing an investment in Advanced Proteome Therapeutics, Inc. ("APTI"), a bio-tech company located in the United States (Note 8). The Company subsequently changed its name, on August 15, 2006, to Advanced Proteome Therapeutics Corporation and completed the investment effective on October 25, 2006 (Note 8).

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and on a going concern basis, which assumes the realization of assets and the liquidation of liabilities in the normal course of business. The Company has no principal business activity and has a working capital deficiency of $ 1,165. These factors cause uncertainty as to the Company's ability to continue as a going concern. If the going concern presumption is not appropriate then assets may be realized at amounts significantly lower than the current carrying value. The application of the going concern concept is dependent on the Company's ability to obtain a viable operation and receive continued financial support from its shareholder and from external financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments.

These financial statements do not include any adjustments relating to the classification of liabilities that may be necessary should the Company be unable to continue in existence.

	January 31, 2006
Working capital deficiency	$ (1,165)
Deficit	(1,166)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates.

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the period presented there were no dilutive instruments.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

3. **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

Supplemental cash flow disclosure and non-cash financing and investing activities are as follows:

	January 31, 2006
Interest paid	$ -
Income taxes paid	-

There were no significant non-cash transactions for the period from incorporation on December 12, 2005 to January 31, 2006.

4. **FINANCIAL INSTRUMENTS**

The Company's financial instrument consists of an amount due to a related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant exchange interest or credit risks arising from this financial instrument. The fair value of this financial instrument approximates carrying value, unless otherwise noted.

5. **DUE TO RELATED PARTY**

Due to related party consists of an amount due to the Company's sole shareholder, Thrilltime Entertainment International, Inc. ("Thrilltime"). This amount is non-interest bearing and carries no fixed terms of repayment.

6. **SEGMENTED INFORMATION**

The Company currently conducts substantially all of its activities in Canada in one business segment.

7.   **INCOME TAXES**

The Company does not have any income tax liabilities during the current period and, accordingly, no income taxes are recorded. The potential income tax benefits associated with losses incurred by the Company have not been recorded in the accounts as future taxation as they are offset by valuation reserves due to uncertainty of utilization of tax losses. These losses may be available to reduce taxable income in the future years.

Canadian basic statutory rate	34%

Future income taxes result principally from temporary differences in the recognition of loss carry forwards and expense items for financial and income tax reporting purposes. Significant components of the company's future tax assets as of January 31, 2006 are as follows:

Future income tax assets

Non-capital loss	$	400
Valuation allowance for future income tax assets		(400)
Balance, January 31, 2006	$	-

8.   **SUBSEQUENT EVENT**

Effective October 25, 2006, the Company completed its investment in APTI and plan of arrangement with Thrilltime. The result was the Company acquired a 56% interest in APTI for consideration of $2,300,000 and concurrently exchanged all of the shares of Thrilltime for shares of the Company. As a result, Thrilltime has become a wholly owned subsidiary of the Company.   Future financial statements of the Company will be accounted for as a continuity of interests with Thrilltime.

Concurrent with, and as a condition precedent to the investment, on October 24, 2006, Thrilltime completed a brokered and non-brokered private placement of 25,000,000 units at a price of $0.10 per unit for gross proceeds of $2,500,000. Each unit comprised one common share and one-half share purchase warrant, each warrant exercisable at a price of $0.15 per share for a period of one year. A cash commission of 8% was paid to the selling agent and the selling group, and to finders on the non-brokered portion at closing. The agent and members of the selling group were also issued agent's warrants equivalent to 15% of the units placed for its services, exercisable into one common share of the Company at a price of $0.10 per unit for a period of one year. The Agent also received a work fee of $10,000.